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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                           Templeton Dragon Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88018T101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
      Michael Pradko                                    Timothy W. Diggins, Esq.
      Harvard Management Company, Inc.                  Ropes & Gray
      600 Atlantic Avenue                               One International Place
      Boston, MA  02210                                 Boston, MA  02110
      (617) 523-4400                                    (617) 951-7389
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2002
                       ----------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.


                               Page 1 of 12 Pages

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                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 88018T101                                           Page 2 of 12 Pages
-------------------                                           ------------------


---------- ---------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 President and Fellows of Harvard College

---------- ---------------------------------------------------------------------
                                                                      (a) [ ]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b) [ ]
---------- ---------------------------------------------------------------------

   3.      SEC USE ONLY

---------- ---------------------------------------------------------------------

   4.      SOURCE OF FUNDS*
             WC

---------- ---------------------------------------------------------------------

   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------- ---------------------------------------------------------------------

   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             Massachusetts
---------- ---------------------------------------------------------------------

                             7.    SOLE VOTING POWER
        NUMBER OF                        6,216,250
         SHARES
      BENEFICIALLY         ------- ---------------------------------------------

        OWNED BY             8.    SHARED VOTING POWER
                                         ----
          EACH
        REPORTING          ------- ---------------------------------------------

         PERSON              9.    SOLE DISPOSITIVE POWER
          WITH                           6,216,250

                           ------- ---------------------------------------------

                            10.    SHARED DISPOSITIVE POWER
                                         ----
---------- ---------------------------------------------------------------------

   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         6,216,250

---------- ---------------------------------------------------------------------

   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [ ]
           CERTAIN SHARES*

---------- ---------------------------------------------------------------------

   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         14.0%

---------- ---------------------------------------------------------------------

   14.     TYPE OF REPORTING PERSON*
                         EP

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D
                                  ------------

                           Templeton Dragon Fund, Inc.
                           ---------------------------

Item 1. Security and Issuer.
        --------------------

        This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Templeton Dragon Fund, Inc. (the "Fund" or "Issuer"), which has its principal executive offices at 700 Central Avenue, St. Petersburg, FL 33701.

Item 2. Identity and Background.
        ------------------------

        This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

        Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

        None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

        Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4. Purpose of Transaction.
        -----------------------

        Harvard has today sent to the Fund the open letter to the independent Directors of Templeton China World Fund, Inc. and Templeton Dragon Fund, Inc. attached hereto as Exhibit B. This Schedule 13D filing is occasioned by the sending of such letter.

        The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund.

        Except as described above or in previous filings by Harvard on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment, including without limitation the solicitation of proxies in opposition to management proposals to shareholders, the nomination of candidates to serve as Directors of the Fund, and any other steps Harvard might at the time believe may enhance shareholder value. Harvard would also likely support Board and


                               Page 3 of 12 Pages

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management proposals that would have the effect of enhancing shareholder value if the Board of Directors and management were to show a commitment to adoption of the proposals.

Item 5. Interest in Securities of the Fund.
        -----------------------------------

        (a), (b) Harvard is the beneficial owner of 6,216,250 shares of Common Stock (approximately 14.0% of the shares of Common Stock).

        Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with
        -------------------------------------------------------------
        Respect to the Securities of the Fund.
        --------------------------------------

        Not applicable.


Item 7. Material to be Filed as Exhibits.
        ---------------------------------

Exhibit A  --     Information concerning the President, Fellows and
                  executive officers of Harvard.


Exhibit B  --     Open letter to the independent Directors of Templeton
                  China World Fund, Inc. and Templeton Dragon Fund, Inc.







                               Page 4 of 12 Pages

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                                    Signature
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2002

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Michael S. Pradko
    ---------------------
    Name:   Michael S. Pradko
    Title:  Authorized Signatory


                               Page 5 of 12 Pages

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EXHIBIT INDEX
-------------
                                                                 Page Number In
Exhibit                                                           Sequentially
Number      Description                                          Numbered Copy
------      -----------                                          -------------

A           Information Concerning the President,                       7
            Fellows and executive officers of Harvard

B           Open letter to the independent Directors of                 8
            Templeton China World Fund, Inc. and
            Templeton Dragon Fund, Inc.

                               Page 6 of 12 Pages